ASML - Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,				Nine months ended,
	Sep 25, 2005		Oct 1, 2006		Sep 25, 2005		Oct 1, 2006
(Amounts in thousands EUR except per share data)

Net system sales	458,992		856,556		1,771,660		2,250,475
Net service sales	74,161		101,877		209,438		279,103
Net sales	533,153		958,433		1,981,098		2,529,578

Cost of sales	335,950		567,519		1,211,048		1,506,120
Gross profit	197,203		390,914		770,050		1,023,458

Research and development costs, net of credits	79,943		100,321		241,618		279,652
Selling, general and administrative expenses	48,234		51,442		153,919		152,732
Total expenses	128,177		151,763		395,537		432,384

Operating income	69,026		239,151		374,513		591,074
Financial expense, net	(3,911)		(365)		(12,311)		(6,629)

Income before income taxes	65,115		238,786		362,202		584,445
Provision for income taxes	(17,349)		(66,768)		(102,359)		(165,281)
Net income	47,766		172,018		259,843		419,164

Basic net income per ordinary share	0.10		0.37		0.54		0.88
Diluted net income per ordinary share	0.10	(3)	0.35	(2)	0.52	(2)	0.83	(2)

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	484,157		460,739		483,953		474,957
Diluted	486,156	(3)	521,362	(2)	542,837	(2)	535,987	(2)

ASML - Ratios and Other Data1

	Three months ended,		Nine months ended,
	Sep 25, 2005	Oct 1, 2006	Sep 25, 2005	Oct 1, 2006

Gross profit as a % of net sales	37.0	40.8	38.9	40.5
Operating income as a % of net sales	12.9	25.0	18.9	23.4
Net income as a % of net sales	9.0	17.9	13.1	16.6
Shareholders’ equity as a % of total assets	46.4	45.2	46.4	45.2
Income taxes as a % of income before income taxes	26.6	28.0	28.3	28.3
Sales of new systems (units)	28	59	122	156
Sales of used systems (units)	11	12	27	38
Sales of systems total (units)	39	71	149	194
Backlog new systems (units)	77	143	77	143
Backlog used systems (units)	10	8	10	8
Backlog systems total (units)	87	151	87	151
Net bookings new systems (units)	38	88	81	213
Net bookings used systems (units)	8	7	24	37
Net bookings total (units)	46	95	105	250
Number of employees	5,014	5,388	5,014	5,388

ASML - Summary U.S. GAAP Consolidated Balance Sheets1

	Dec 31, 2005	Oct 1, 2006
(Amounts in thousands EUR)

ASSETS
Cash and cash equivalents	1,904,609	1,580,889
Accounts receivable, net	302,572	674,522
Inventories, net	777,200	837,216
Other current assets	221,438	263,804
Total current assets	3,205,819	3,356,431

Deferred tax asset	206,884	160,408
Other assets	39,796	36,501
Intangible assets	24,943	19,705
Property, plant and equipment	278,581	281,454
Total assets	3,756,023	3,854,499

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	1,419,983	1,518,615
Convertible subordinated bonds	380,238	380,000
Long term debt and deferred liabilities	243,965	214,392
Shareholders' equity	1,711,837	1,741,492
Total liabilities and Shareholders' equity	3,756,023	3,854,499

ASML - Summary U.S. GAAP Consolidated Statements of Cash Flows1

	Three months ended,		Nine months ended,
	Sep 25, 2005	Oct 1, 2006	Sep 25, 2005	Oct 1, 2006
(Amounts in thousands EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	47,766	172,018	259,843	419,164
Depreciation and amortization	21,892	29,634	69,224	72,465
Change in tax assets and liabilities	14,249	61,771	96,357	73,531
Change in assets and liabilities	89,408	(261,230)	76,554	(451,998)
Net cash provided by operating activities	173,315	2,193	501,978	113,162

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(9,217)	(16,615)	(50,026)	(47,555)
Disposals	426	1,376	4,441	2,742
Net cash used in investing activities	(8,791)	(15,239)	(45,585)	(44,813)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(12,069)	(310)	(12,642)	(923)
Proceeds from share issuance	3,388	9,442	10,298	24,151
Cash used for share buyback	-	(148,146)	-	(400,750)
Net cash used by financing activities	(8,681)	(139,014)	(2,344)	(377,522)
Net cash flow	155,843	(152,060)	454,049	(309,173)
Effect of changes in exchange rates on cash	(158)	1,482	17,584	(14,547)
Net increase (decrease) in cash and cash equivalents	155,685	(150,578)	471,633	(323,720)

ASML - Quarterly Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,
	Sep 25, 2005	Dec 31, 2005	April 2, 2006	July 2, 2006	Oct 1, 2006
(Amounts in millions EUR)

Net system sales	459.0	456.0	553.1	840.8	856.5
Net service sales	74.2	91.8	76.3	100.9	101.9
Net sales	533.2	547.8	629.4	941.7	958.4

Cost of sales	336.0	343.7	377.8	560.8	567.5
Gross profit	197.2	204.1	251.6	380.9	390.9

Research and development costs, net of credits	80.0	82.2	87.0	92.3	100.3
Selling, general and administrative expenses	48.2	47.3	50.3	51.0	51.4
Total expenses	128.2	129.5	137.3	143.3	151.7

Operating income	69.0	74.6	114.3	237.6	239.2
Financial expense, net	(3.9)	(1.8)	(4.3)	(1.9)	(0.4)
Income before income taxes	65.1	72.8	110.0	235.7	238.8
Provision for income taxes	(17.3)	(21.2)	(30.0)	(68.6)	(66.8)
Net income	47.8	51.6	80.0	167.1	172.0

ASML - Quarterly Summary Ratios and other data1

	Three months ended,
	Sep 25, 2005	Dec 31, 2005	April 2, 2006	July 2, 2006	Oct 1, 2006

Gross profit as a % of net sales	37.0	37.3	40.0	40.4	40.8
Operating income as a % of net sales	12.9	13.6	18.2	25.2	25.0
Net income as a % of net sales	9.0	9.4	12.7	17.7	17.9
Shareholders' equity as a % of total assets	46.4	45.6	47.3	42.1	45.2
Income taxes as a % of income before income taxes	26.6	29.1	27.2	29.1	28.0
Sales of new systems (units)	28	34	39	58	59
Sales of used systems (units)	11	13	12	14	12
Sales of systems total (units)	39	47	51	72	71
Backlog new systems (units)	77	86	94	114	143
Backlog used systems (units)	10	9	12	13	8
Backlog systems total (units)	87	95	106	127	151
Value of backlog new systems (EUR million)	1,216	1,411	1,560	1,785	2,099
Value of backlog used systems (EUR million)	29	23	36	45	27
Value of backlog systems total (EUR million)	1,245	1,434	1,596	1,830	2,126
Net bookings new systems (units)	38	43	47	78	88
Net bookings used systems (units)	8	12	15	15	7
Net bookings total (units)	46	55	62	93	95
Number of employees	5,014	5,055	5,088	5,209	5,388

ASML - Summary U.S. GAAP Consolidated Balance Sheets1

	Sep 25, 2005	Dec 31, 2005		April 2, 2006	July 2, 2006	Oct 1, 2006
(Amounts in millions EUR)

ASSETS
Cash and cash equivalents	1,699.8	1,904.6		1,671.1	1,731.5	1,580.9
Accounts receivable, net	403.5	302.6		447.4	540.3	674.5
Inventories, net	653.1	777.2		940.4	916.2	837.2
Other current assets	210.7	221.4		208.0	220.7	263.8
Total current assets	2,967.1	3,205.8		3,266.9	3,408.7	3,356.4

Deferred tax asset	195.9	206.9		201.7	179.5	160.4
Other assets	45.8	39.8		38.9	38.5	36.5
Intangible assets	25.7	24.9		23.2	21.5	19.7
Property, plant and equipment	292.8	278.6		278.1	287.0	281.5
Total assets	3,527.3	3,756.0		3,808.8	3,935.2	3,854.5

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	765.5	1,420.0	(4)	1,385.1	1,655.6	1,518.6
Convertible subordinated bonds	855.8	380.2	(4)	380.0	380.0	380.0
Long term debt and deferred liabilities	269.2	244.0		243.3	242.2	214.4
Shareholders' equity	1,636.8	1,711.8		1,800.4	1,657.4	1,741.5
Total liabilities and Shareholders' equity	3,527.3	3,756.0		3,808.8	3,935.2	3,854.5

ASML - Summary U.S. GAAP Consolidated Statements of Cash Flows1

	Three months ended,
	Sep 25, 2005	Dec 31, 2005	April 2, 2006	July 2, 2006	Oct 1, 2006
(Amounts in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	47.8	51.6	80.0	167.1	172.0
Depreciation and amortization	21.9	29.7	22.1	20.7	29.6
Change in tax assets and liabilities	14.2	1.4	(53.5)	65.3	61.8
Change in assets and liabilities	89.4	126.8	(267.6)	76.9	(261.2)
Net cash provided (used) by operating activities	173.3	209.5	(219.0)	330.0	2.2

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(9.2)	(24.0)	(16.9)	(14.0)	(16.6)
Disposals	0.4	8.8	0.7	0.7	1.3
Net cash used in investing activities	(8.8)	(15.2)	(16.2)	(13.3)	(15.3)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(12.1)	(0.3)	(0.3)	(0.3)	(0.3)
Proceeds from share issuance	3.4	5.5	7.8	6.8	9.4
Cash used for share buyback	-	-	-	(252.6)	(148.1)
Net cash provided (used) by financing activities	(8.7)	5.2	7.5	(246.1)	(139.0)
Net cash flow	155.8	199.5	(227.7)	70.6	(152.1)
Effect of changes in exchange rates on cash	(0.1)	5.3	(5.8)	(10.2)	1.5
Net increase (decrease) in cash and cash equivalents	155.7	204.8	(233.5)	60.4	(150.6)

1.)	Except for balance sheet data as of December 31, 2005, all figures are unaudited.
2.)
The calculation of diluted net income per ordinary share in this period assumes conversion of ASML’s 5.50 percent Subordinated Notes due 2010 and ASML’s 5.75 percent Subordinated Notes due October 15, 2006, as such conversions would have a dilutive effect (57,388 weighted average equivalent number of ordinary shares).

3.)	The calculation of the diluted net income per ordinary shares does not assume conversion of ASML’s outstanding Convertible Subordinated Notes, as such conversions would have an anti-dilutive effect.
4.)
Since December 31, 2005 current liabilities include USD 575 million principal amount of ASML’s 5.75 percent Convertible Subordinated Notes due October 15, 2006. In previously published balance sheets, this was presented under convertible subordinated bonds.

ASML - Notes to the Summary U.S. GAAP Consolidated Financial Statements

Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).

Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and revenue recognition from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a "Factory Acceptance Test" in ASML's clean room facilities, effectively replicating the operating conditions that will be present on the customer's site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system's performance is re-tested upon installation at the customer's site, ASML has never failed to successfully complete installation of a system at a customer premises.

For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and over the life of the contract respectively. Revenue from extended and enhanced warranty is recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis. In those circumstances, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The costs of providing services under extended and enhanced warranty are recognized when occurred.

Stock options
On January 1, 2006, ASML implemented the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS 123(R)), using the modified prospective transition method. SFAS 123(R) requires companies to recognize the cost of employee services received (compensation costs) in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. Using the modified prospective transition method of adopting SFAS 123(R), ASML began recognizing compensation cost for equity-based awards granted, modified, repurchased, or cancelled after the required effective date of January 1, 2006. Additionally, compensation cost for the portion of equity-based awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are also recognized as the requisite service is rendered on or after the required effective date. The compensation costs are then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

The compensation cost for that portion of awards is based on the grant-date fair value of those awards as calculated under SFAS 123 “Accounting for Stock-Based Compensation” for pro forma disclosures.

Under the modified prospective transition method, no restatement of prior interim periods and fiscal years has been made. Prior to January 1, 2006, ASML measured compensation cost for its stock option plans using the intrinsic value method under APB 25 “Accounting for stock issued to employees” and related interpretations. As the exercise price of all stock options granted under these plans was not below the fair market price of the underlying common stock on the grant date, no compensation costs were recognized in the consolidated statements of operations.

ASML - Reconciliation U.S. GAAP - IFRS1

Net income	Three months ended,		Nine months ended,
	Sep 25, 2005	Oct 1, 2006	Sep 25, 2005	Oct 1, 2006
(Amounts in thousands EUR)
Net income under U.S. GAAP	47,766	172,018	259,843	419,164
Share-based Payments (see Note 1)	(1,921)	1,530	(9,631)	1,802
Capitalization of development costs (see Note 2)	12,682	6,533	41,310	29,032
Convertible Subordinated Notes (see Note 3)	(6,957)	(7,227)	(16,033)	(22,694)
Net income under IFRS	51,570	172,854	275,489	427,304

Shareholders' Equity
	Sep 25, 2005	Dec 31, 2005	April 2, 2006	July 2, 2006	Oct 1, 2006
(Amounts in thousands EUR)
Shareholders' equity under U.S. GAAP	1,636,767	1,711,837	1,800,394	1,657,449	1,741,492
Share-based Payments (see Note 1)	2,492	2,100	2,460	2,095	5,269
Capitalization of development costs (see Note 2)	41,310	51,815	64,002	74,314	80,848
Convertible Subordinated Notes (see Note 3)	60,203	55,219	47,529	39,751	32,524
Shareholders' equity under IFRS	1,740,772	1,820,971	1,914,385	1,773,609	1,860,133

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.

Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.

Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.

Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.